EXHIBIT 99.1

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended February 1, 2003 and for the quarters ended May 24, 2003 and May 25, 2002.

	May 24, 2003 (16 weeks)	May 25, 2002 (16 weeks)	February 1, 2003 (52 weeks)	February 2, 2002 (52 weeks)	February 3, 2001 (53 weeks)	January 29, 2000 (52 weeks)	January 2, 1999 (53 weeks)
	(in millions of dollars)
Earnings:
Earnings before tax expense (1)	$563	$515	$1,954	$1,711	$1,503	$1,087	$470
Fixed charges (1)	305	311	998	1,030	1,063	1,025	1,457
Capitalized interest	(2)	(2)	(5)	(9)	(7)	(5)	(9)

	$866	$824	$2,947	$2,732	$2,559	$2,107	$1,918

Fixed charges:
Interest (1)	$192	$195	$624	$659	$688	$659	$1,073
Portion of rental Payments deemed to be interest	113	116	374	371	375	366	384

	$305	$311	$998	$1,030	$1,063	$1,025	$1,457

Ratio of earnings to fixed charges (1)	2.8	2.6	3.0	2.7	2.4	2.1	1.3

(1)	Amounts have been adjusted for the Company’s adoption of SFAS No. 145 on February 2, 2003. Adoption of this Statement required the Company to reclassify the debt extinguishments recorded as extraordinary items in prior periods as interest expense in those periods. These debt extinguishments totaled $19 million, $5 million, $15 million and $419 million, pre-tax, in the fiscal years ended February 1, 2003, February 3, 2001, January 29, 2000, January 2, 1999, respectively. These debt extinguishments totaled $4 million, pre-tax, in the quarter ended May 25, 2002. There were no debt extinguishments recorded as extraordinary items during the fiscal year ended February 2, 2002.